THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND
REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

Independent financial adviser to the Independent Board Committee and the Independent
Shareholders

SOMERLEY LIMITED

The notice convening an extraordinary general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People ´s Republic of China on February 3, 2009 at 3:00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the extraordinary general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the extraordinary general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen ´s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the extraordinary general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the extraordinary general meeting in person. Only shareholders of record on February 3, 2009 are entitled to attend and vote at the extraordinary general meeting.

January 16, 2009

CONTENTS

This circular contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the Strategic Cooperation Agreement between the Company and Datang (such as the Company’s expectations regarding the material terms of the cooperation relationship, costs associated with the cooperation efforts and revenues to be generated from transactions with Datang under the agreement), reflect management ´s current estimates, projections, expectations or beliefs and are subject to risks and uncertainties that may cause actual results to differ materially. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. The Company’s actual results or performance may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, the current global financial crisis, regulatory actions or changes, the ability of the Company and Datang to successfully carry out the intended strategic cooperation efforts and market acceptance for products utilizing TD-SCDMA technology. You should consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on November 28, 2008, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that the Company may file with the SEC or the Stock Exchange from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this circular may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this circular. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

.	Page
.
Definitions	1
.
Letter from the Board	4
.
Appendix I — Letter from the Independent Board Committee	10
.
Appendix II — Letter from Somerley Limited	12
.
Appendix III — Additional Information	21
.
Notice of Extraordinary General Meeting	26

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“Associates”
has the same meaning given to it by the Listing Rules;

“Board”
means the Board of Directors of the Company;

“Company”
means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Stock Exchange and the New York Stock Exchange;

“Completion”
means the completion of the allotment and issuance of the New Shares under the Share Purchase Agreement;

“Datang”
means Datang Telecom Technology & Industry Holdings Co., Ltd.;

“Directors”
means directors of the Company;

“EGM”
means an extraordinary general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People ´s Republic of China on February 3, 2009 at 3:00 p.m. to approve the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate;

“Existing General Issue Mandate”
means the general and unconditional mandate granted to the Directors pursuant to the resolutions of the Shareholders passed at its annual general meeting held on June 2, 2008 to allot and issue up to 3,717,682,713 Shares;

“Group”
means the Company and its subsidiaries;

“Hong Kong”
means the Hong Kong Special Administrative Region of the PRC;

“Independent Board Committee”
an independent board committee established by the Company as required by the Listing Rules to consider the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate;

“Independent Shareholders”
(i) in relation to the refreshment of the Existing General Issue Mandate, means the Shareholders other than the Directors (excluding the independent non-executive Directors) and the chief executive of the Company and their respective Associates and (ii) in relation to the terms of the Strategic Cooperation Agreement (including the Proposed Cap), means the Shareholders other than Datang;

“IP”
intellectual property;

“Latest Practicable Date”
means January 9, 2009, being the latest practicable date prior to the printing of this circular;

“Listing Rules”
means the Rules Governing the Listing of Securities on the Stock Exchange;

“New General Issue Mandate”
means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 1 in the Notice;

“New Shares”
means 3,699,094,300 Ordinary Shares;

“Non-Exempt Continuing Connected Transactions”
means the transactions as provided under the Strategic Cooperation Agreement;

“Notice”
means the notice convening the EGM as set out in this circular;

“Ordinary Shares”
means ordinary shares of par value US$0.0004 each in the capital of the Company;

“Percentage Ratios”
has the meaning ascribed to it by the Listing Rules;

“PRC”
means the People’s Republic of China;

“Proposed Cap”
means the proposed cap in respect of the Non-Exempt Continuing Connected Transactions on an aggregated basis for the Relevant Cap Period;

“Relevant Cap Period”
means the period commencing on December 24, 2008 and ending on the day on which the Company’s next annual general meeting will be held which is scheduled to be held no later than June 30, 2009;

“SFO”
means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong;

“Share Purchase Agreement”
means the share purchase agreement dated November 6, 2008 entered into between the Company and Datang whereby Datang conditionally agreed to subscribe through a wholly-owned Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, the New Shares;

“Shareholder(s)”
means holder(s) of existing Shares of the Company;

“Shares”
means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and preferred shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company;

“Somerley”
means Somerley Limited, a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

“Stock Exchange”
means The Stock Exchange of Hong Kong Limited;

“Strategic Cooperation Agreement”
means the strategic cooperation agreement dated December 24, 2008 entered into by the Company and Datang regarding the Non-Exempt Continuing Connected Transactions;

“TD-SCDMA”
means Time Division-Synchronous Code Division Multiple Access, a 3G or third-generation of mobile phone standards and technology mobile telecommunications standard being developed in the PRC;

“US$”
means United States Dollars, the lawful currency of the United States of America; and

“%”
means per cent..

LETTER FROM THE BOARD

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Director:	Registered Office:
Richard R. Chang (President and Chief Executive Officer)	P.O. Box 309 GT
Ugland House
Non-Executive Director:	George Town
Wang Zheng Gang	Grand Cayman
Cayman Islands
.
Independent Non-Executive Directors:	Principal Place of Business:
Tsuyoshi Kawanishi	18 Zhangjiang Road
Lip-Bu Tan	Pudong New Area
Yang Yuan Wang (Chairman)	Shanghai 201203
Jiang Shang Zhou	People’s Republic of China
.
.	January 16, 2009

To shareholders of the Company

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND
PROPOSED REFRESHMENT OF GENERAL MANDATE
TO ALLOT AND ISSUE SHARES

INTRODUCTION

Reference is made to the Company’s announcement dated January 8, 2009 in relation to the Non-Exempt Continuing Connected Transactions.

The purpose of this circular is to provide you with further details regarding the Non-Exempt Continuing Connected Transactions as well as details regarding the refreshment of the Existing General Issue Mandate.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Introduction

On November 10, 2008, the Company announced the entering into of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a wholly-owned Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, the New Shares. The New Shares represent 19.9% of the issued share capital of the Company prior to the issuance of the New Shares and approximately 16.6% of the issued share capital following the issuance of the New Shares, and were issued for a total purchase price of US$171.8 million.

The Completion was conditional upon, amongst other things, the entering into of the Strategic Cooperation Agreement on or prior to Completion. On December 24, 2008, the Company and Datang entered into the Strategic Cooperation Agreement for a period of two years commencing on December 24, 2008. Shareholders are referred to the Company’s announcement dated November 10, 2008 for further details of the allotment and issuance of the New Shares under the Share Purchase Agreement.

All the conditions precedent under the Share Purchase Agreement have been fulfilled or waived (as in the case of Datang’s extension in time on the nomination by Datang of two members to the Board). As a result of the Completion which also took place on December 24, 2008, Datang has an approximately 16.6% interest in the Company and became a connected person of the Company.

Summary of Principal Terms of the Strategic Cooperation Agreement

Execution Date:	December 24, 2008
.
Effective period:	Two years effective from the date of Completion, being December 24, 2008, subject to that all the cooperation pursuant to the Strategic Cooperation Agreement shall comply with, among other things, the Listing Rules
.
Material terms:	Cooperation in the areas of technology, industry, global markets and cooperative undertaking
.
Cooperation of technological research and development (“Technological Cooperation”)
As part of the Company’s core business of providing IP design services, the Company intends to provide its existing research and development facilities and manpower in developing advanced communication logic processing technology and IP bank for Datang, while Datang will provide pilot authentication products in relation to such development. The funding required for such research and development will be in accordance with market practice and to be agreed by the Company and Datang. The Company expects this to be provided by reference to the extent of each party’s responsibility and rights in the cooperation. The
Company also intends to recommend the technology of Datang to third party customers.
.
Provision of fabrication services (“Production Cooperation”)
As part of the Company’s core business of semiconductors fabrication, the Company intends to give priority to the production requirements of Datang while Datang intends to give priority to engage or employ the fabrication services of the Company provided that the price, technology and service standards of the Company are comparable to competitors and at the prevailing market value.
.
Global markets (“Market Development Cooperation”)
The Company also intends to cooperate with Datang in the development of international markets and globalisation of its business. The Company expects each of the Company and
Datang to bear its own costs in relation to the Market Development Cooperation for the
Relevant Cap Period. The Company does not expect any material costs to arise in relation to the Market Development Cooperation for the Relevant Cap Period.
.
Cooperative Undertaking in relation to PRC National Scientific Research Projects (“Cooperative Undertaking”)
The Company and Datang intend to make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialization relating to the integrated circuit sector. The Company expects each of the Company and Datang to bear its own costs in relation to the Cooperative Undertaking for the Relevant Cap Period. The
Company does not expect any material costs to arise in relation to the Cooperative
Undertaking for the Relevant Cap Period.

Pricing of the Non-exempt Continuing Connected Transaction

The funding of research development under the Technological Cooperation will be in accordance with market practice and to be agreed by the Company and Datang. The Company expects this to be provided by reference to the extent of each party’s responsibility and rights in the cooperation. The price for the provision of fabrication services under the Production Cooperation will be determined by reference to market price. The Company expects each of the Company and Datang to bear its own costs in relation to the Market Development Cooperation and the Cooperative Undertaking, in each case, for the Relevant Cap Period. The Company does not expect any material costs to arise in relation to the Market Development Cooperation or the Cooperative Undertaking, in each case, for the Relevant Cap Period.

The Directors consider the Non-Exempt Continuing Connected Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company which the Directors believe are fair and reasonable, and in the interests of the Shareholders as a whole.

Basis of Determination of the Proposed Cap

The Proposed Cap is US$100,000,000 which represents the maximum revenue expected to be generated by the Company from the Non-Exempt Continuing Transactions during the Relevant Cap Period. In arriving at the Proposed Cap, the Company has considered the potential level of Non-Exempt Continuing Transactions (especially the level of fabrication services it may potentially provide) in light of current market conditions of the TD-SCDMA industry and the technological capability of the Company, having regard to the Company’s historical revenues and the part thereof attributable to communication products, as well as the anticipated mix of the Company’s products therein and the fact that TD-SCDMA is one of the three technologies behind the 3G telecommunications standard.

Implications of the Non-Exempt Continuing Connected Transactions under The Listing Rules

As the Proposed Cap is US$100,000,000 resulting in the relevant Percentage Ratios are on an annual basis of more than 2.5%, the Non-Exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions under R14A.35 of the Listing Rules and are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.47 and 14A.48 of the Listing Rules. The Company will seek the approval of the Independent Shareholders of the terms of the Strategic Cooperation Agreement (including the Proposed Cap). Datang, being a Connected Person of the Company, is required under the Listing Rules to abstain from voting in relation to the Non-Exempt Continuing Connected Transactions.

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

Upon expiration of the Relevant Cap Period, should the Company expect the maximum amount of revenue and/or expenses to be generated by the Company from the Non-Exempt Continuing Transactions to result in the relevant Percentage Ratios, on an annual basis, of more than 0.1%, the Company will comply with the relevant requirements under the Listing Rules.

REFRESHMENT OF THE EXISTING GENERAL ISSUE MANDATE

Under the Existing General Issue Mandate, the Directors have been given a general and unconditional mandate to allot, issue and deal with the Shares equal in aggregate up to 3,717,682,713 Shares, 3,699,094,300 Shares of which were used up for the allotment and issuance of the New Shares under the Share Purchase Agreement to Datang resulting in a balance of 18,588,413 Shares. Reference is made to the Company’s announcement dated November 10, 2008 which sets out details of the allotment and issuance of the New Shares. As such, the Existing General Issue Mandate has almost been fully utilised. Furthermore, there has been no refreshment of mandate to allot and issue, or repurchase Shares since the conclusion of its annual general meeting which was held on June 2, 2008.

The Company believes that the granting of the New General Issue Mandate will provide the Company with flexibility and ability to issue Shares as and when the need arises. The Company will continue to consider potential strategic and/or other opportunities with a view to enhancing shareholder value and if any potential investors offer attractive terms for investment in the Shares, it may agree to issue new Shares. In the light of the above, the refreshment of the Existing General Issue Mandate is necessary so that the Company will be able to respond to such opportunities promptly.

On the basis of 22,327,834,827 Shares in issue as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company until the date of the EGM, the New General Issue Mandate (if granted) will empower the Directors to allot and issue up to a maximum of 4,465,566,965 new Shares. The New General Issue Mandate will, if granted, remain effective until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held or (iii) its revocation or variation by ordinary resolutions of the Shareholders in general meeting.

The refreshment of the Existing General Issue Mandate is subject to the approval of the Independent Shareholders in accordance with the Listing Rules. Given that the Company does not have any controlling Shareholder (as defined under the Listing Rules), the Directors (excluding the independent non-executive Directors) and the chief executives of the Company and their respective Associates, who collectively held approximately 0.44% of the total issued share capital of the Company as at the Latest Practicable Date, are required under the Listing Rules to abstain from voting in relation to the refreshment of the Existing General Issue Mandate. As far as the Company is aware, none of the Directors (excluding the independent non-executive Directors) and the chief executives of the Company and their respective Associates intend to vote against the resolution in relation to the refreshment of the Existing General Issue Mandate.

The voting at the EGM will be taken by a poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as possible.

RECOMMENDATIONS

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise the Independent Shareholders as to whether the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the EGM in relation to the foregoing. The Company has appointed Somerley as the independent financial adviser required to be appointed under the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the foregoing are fair and reasonable and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the EGM. Your attention is drawn to the “Letter from the Independent Board Committee” as set out in Appendix I to this circular and the “Letter from Somerley Limited” as set out in Appendix II to this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in Appendix III to this circular.

Yours faithfully,
On behalf of the Board of Directors
Richard R. Chang
Chief Executive Officer

APPENDIX I            LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

January 16, 2009

To: the Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND
REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

We refer to the circular dated January 16, 2009 (the “Circular”) issued by the Company to the Shareholders of which this letter forms part. Unless the context otherwise requires, terms used in this letter shall have the same meanings given to them in the Circular.

As we have no interest in the Non-Exempt Continuing Connected Transactions and the refreshment of the Existing General Issue Mandate, we have been appointed by the Board as the Independent Board Committee to consider the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are fair and reasonable so far as the Independent Shareholders are concerned. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

We wish to draw your attention to the “Letter from Somerley Limited” as set out in Appendix II to the Circular. We have considered the terms and conditions of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate, the advice of Somerley and the other factors contained in the “Letter from the Board” as set out on pages 4 to 9 of the Circular.

Having taken into account the advice of Somerley, we consider that the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution approving the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate at the EGM.

Yours faithfully,
Independent Board Committee of
Semiconductor Manufacturing International Corporation
Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang and Jiang Shang Zhou
Independent Non-Executive Directors

APPENDIX II            LETTER FROM SOMERLEY LIMITED

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Somerley regarding the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate for the purpose of incorporation in this circular.

Somerley Limited
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong
.
January 16, 2009

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS
AND
REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

INTRODUCTION

We refer to our appointment to make recommendations to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate and to advise the Independent Shareholders how to vote in respect of the foregoing matters at the EGM. Details of the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are set out in the circular of the Company to the Shareholders dated January 16, 2009 (the “Circular”) which this letter forms a part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as defined in the Circular.

As at the Latest Practicable Date, Datang, through a wholly-owned Hong Kong incorporated company, held approximately 16.6% of the issued share capital of the Company and was accordingly a connected person of the Company as defined under the Listing Rules. As the relevant Percentage Ratios are on an annual basis more than 2.5%, the transactions provided for under the Strategic Cooperation Agreement, namely the Non-Exempt Continuing Connected Transactions, constitute continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. The Company would also like to seek approval from the Independent Shareholders of the refreshment of the Existing General Issue Mandate. Both the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are required to be approved by the Independent Shareholders by way of poll at the EGM under the Listing Rules.

The Independent Board Committee, comprising all of the four independent non-executive Directors namely Mr. Tsuyoshi Kawanishi, Mr. Lip-Bu Tan, Mr. Yang Yuan Wang and Mr. Jiang Shang Zhou, has been formed to advise the Independent Shareholders as to whether the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the EGM. We, Somerley Limited, have been appointed as the independent financial adviser required to be appointed under the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate are fair and reasonable and in the interest of the Company and the Shareholders as a whole and to advise the Independent Shareholders how to vote at the EGM.

In formulating our advice, we have relied on the information and facts supplied, and the opinions expressed, by the management of the Group and confirmed by the Directors and have assumed that they are true, accurate and complete at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the Directors that all material relevant information has been supplied to us and that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to doubt the truth or accuracy of the information provided to us, or to believe that any material information has been omitted or withheld. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. However, we have not conducted any independent investigation into the business and affairs of the Group or Datang, nor have we carried out any independent verification of the information supplied. We have assumed that all representations contained or referred to in the Circular are true as at the date of the Circular or the Latest Practicable Date (as the case may be) and will continue to be true up to the date of the EGM.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion on the subject matters, we have taken into consideration the following principal factors and reasons:

(A) The Strategic Cooperation Agreement and the Proposed Cap

1. Background to and reasons for entering into the Strategic Cooperation Agreement

The Group is one of the leading semiconductor foundries which is principally engaged in manufacturing or fabrication of semiconductor devices for integrated device manufacturers (“IDMs”) or fabless semiconductor companies. IDMs design, manufacture, test, package and market their own semiconductor products while fabless semiconductor companies focus solely on the design, marketing and sale of semiconductors without internal fabrication capabilities. The semiconductor devices fabricated by the Group are critical components in an increasingly broad range of electronic applications which can be broadly categorised into computing, communications and consumer products. Approximately one-half of the Group’s semiconductor products are used in communication electronic products such as mobile phones.

Datang and its affiliated companies (the “Datang Group”) are engaged in, among others, mobile communication, wireless access and integrated circuit design. The Datang Group is an existing customer of the Group. On November 6, 2008, the Company entered into the Share Purchase Agreement with Datang, pursuant to which the latter became a strategic investor of the Company upon Completion on December 24, 2008. It was contemplated under the Share Purchase Agreement that prior to or at Completion, the Company and Datang would enter into the Strategic Cooperation Agreement. Accordingly, on December 24, 2008, the Company and Datang entered into the Strategic Cooperation Agreement which aims to strengthen the business co-operation between the Group and the Datang Group, particularly in TD-SCDMA related businesses. TD-SCDMA is one of the three acknowledged third generation (“3G”) mobile telecommunications standards, the core intellectual properties of which Datang owns. The other two are the European WCDMA and United States’ CDMA 2000. The Group is the biggest made-to-order chip maker in the PRC and approximately one-half of the chips manufactured by the Group are used for communication electronic products such as mobile phones. The strategic co-operation with Datang would therefore potentially bring substantial business to the Group.

2. Principal terms of the Strategic Cooperation Agreement

Effective period

The Strategic Cooperation Agreement has an effective period of two years commencing from December 24, 2008, the date of completion of the Share Purchase Agreement.

Scope

The Group intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group. In addition, the Company and Datang would share their technological research and development resources, co-operate in the development of international markets and globalisation of their businesses, and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector.

3. Pricing basis

The pricing for the transactions contemplated under the Strategic Cooperation Agreement will be determined based on market value, which we consider fair and reasonable. In determining market value, the Group will follow its established pricing policy which also applies to independent third parties. Normally reference prices are set for products manufactured by the Group and approval from senior management of the Group has to be obtained for transactions with prices falling outside a pre-determined range. The Group is an independently managed entity. It is founded by Dr. Richard R. Chang, who is currently the Company’s President, Chief Executive Officer and an executive Director, and has an approximately 0.44% interest in the Company as at the Latest Practicable Date. The Company has five other board members, comprising four independent non-executive Directors and one non-executive Director. The non-executive Director is the Chief Representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited, an indirect non-wholly owned subsidiary of Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”). As at the Latest Practicable Date, SIIC had an approximately 10.09% interest in the Company. It is currently expected that Datang would nominate two representatives for appointment as non-executive Directors of the Company. Datang would also nominate a Vice President in charge of TD-SCDMA to the Group, who would report directly to Dr. Richard R. Chang. Taking into account the above, we concur with the management that the Group would have an effective system to ensure that the Non-Exempt Continuing Connected Transactions with the Datang Group would be conducted on a fair pricing basis.

The funding for research and development under the Technological Cooperation would be borne by the Company and Datang in a proportion in accordance with market practice, which according to the management of the Group is normally based on ownership of the patent rights over the developed technology. The Company expects that each of the Company and Datang would bear its own costs in relation to the Market Development Cooperation and the Cooperative Undertaking. The Company does not expect that any material costs would arise in relation to the Market Development Cooperation or the Cooperative Undertaking.

4. Payment terms

Management of the Company has confirmed that the payment terms for the transactions contemplated under the Strategic Cooperation Agreement would be comparable to those offered by the Company to independent third parties.

5. Proposed Cap

Since the PRC 3G market is still in an incubation stage, the Company does not intend to seek from the Independent Shareholders at this stage caps for the entire term of the Strategic Cooperation Agreement. Instead, the Company proposes to seek from the Independent shareholders a cap for the period commencing from December 24, 2008, being the date of completion of the Share Purchase Agreement, and ending on the day on which the Company’s next annual general meeting will be held, which is scheduled to be on or before June 30, 2009.

The Proposed Cap for the Relevant Cap Period is US$100 million, which represents the maximum revenue expected to be generated by the Company from the Non-Exempt Continuing Transactions during the Relevant Cap Period. It is expected that a majority of the revenue to be derived from the Non-Exempt Continuing Connected Transactions during the Relevant Cap Period would come from Production Cooperation. In arriving at the Proposed Cap, the Directors have referred to the existing business scale with the Datang Group and the future business prospects that would be brought to the Group by the Datang Group, in particular in the PRC 3G mobile telecommunications market.

The Datang Group is the key developer of the PRC home grown TD-SCDMA 3G standard. On January 7, 2009, the PRC government officially granted the 3G mobile licences to the PRC mobile operators. The parent company of China Mobile Limited (“China Mobile”) has received permission to operate 3G mobile business based on the TD-SCDMA technology, while the parent companies of China Telecom Corporation Limited and China Unicom (Hong Kong) Limited were permitted to operate 3G mobile businesses using the CDMA 2000 technology and the WCDMA technology respectively. Now that the 3G licences have been granted, it is expected that all the three PRC mobile operators would proceed to construct their 3G network and market 3G services with full speed. In respect of the TD-SCDMA technology, the parent company of China Mobile Limited has announced that it would commit approximately RMB59 billion in capital expenditure in 2009 for construction of base stations for the TD-SCDMA network. It is also reported that the PRC government estimates a total direct investment in the PRC 3G mobile market of around RMB280 billion in 2009 and 2010. Given that the Datang Group is the key developer of the TD-SCDMA standard and that the Group owns the technology to manufacture the advanced semiconductor devices, it is believed that the market potential in this aspect to be brought to the Group through Datang is substantial. For the financial year ended December 31, 2007, the Group recorded an audited revenue of US$1,550 million and approximately one-half of it is attributable to the semiconductor devices for use in communication electronic products such as mobile phones. After referring to the above historical data and the estimated business potential in the PRC 3G mobile market, the Company would like to seek the Proposed Cap of US$100 million in order that the Company would be able to capture any market potential that may emerge from the strategic co-operation with the Datang Group, in particular in the 3G mobile services market. In arriving at the Proposed Cap, the Directors have also taken into account that the Datang Group as a strategic investor of the Company has committed in the Strategic Cooperation Agreement to give priority to the Group if it needs fabrication services, in which the Group is a market leader in the PRC. The Datang Group is an existing customer of the Group, though the current business volume is not very significant. However, now that Datang has acquired a significant interest in the Group, it is believed that the business co-operation between the two groups would strengthen, and Datang would increase its business dealings with the Group in 3G and other areas, provided that the price, technology and service standards of the Company are comparable to other market players.

Based on the above, in our opinion, it is in the interests of the Group for the Proposed Cap to be as accommodating to the Group as possible (within reason), particularly in the present circumstances when the Group and the Datang Group would enter into a new 3G regime and where the market potential is believed to be substantial although not quantifiable with a high degree of precision. Provided that the pricing for the Non-Exempt Continuing Connected Transactions is fair and reasonable and the conduct of those transactions would be subject to annual review by the independent non-executive Directors and auditors of the Company (as discussed below) as required under the Listing Rules, the Group would have flexibility in conducting its businesses if the Proposed Cap is tailored to future business growth. Overall, we consider the Proposed Cap fair and reasonable and the grant of it in order to confer flexibility on the Company to conduct ongoing business is in the interest of the Independent Shareholders.

Shareholders should note that the Proposed Cap should not be construed as an assurance or forecast by the Group of its future revenue.

6. Annual review of the Non-Exempt Continuing Connected Transactions

The procedures to be put in place for the annual review of the continuing connected transactions as set out in the Listing Rules are as follows:

(i)	the independent non-executive directors will review the continuing connected transactions and confirm in the annual report and accounts that the continuing connected transactions have been entered into:

(a) in the ordinary and usual course of business of the group;

(b)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the group than terms available to or from (as appropriate) independent third parties; and

(c)	in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders as a whole;

(ii)	the auditors will review the continuing connected transactions and issue a letter to the board confirming that the continuing connected transactions:

(a) have received the approval of the board;

(b)	are conducted in accordance with the pricing policies of the group in respect of transactions involving provision of goods and services by the group;

(c) have been entered into in accordance with the relevant agreements governing the transactions; and

(d) have not exceeded the relevant annual caps;

the board must state in the annual report whether the auditors have made such confirmation in relation to the continuing connected transactions; and

(iii)	the company will promptly notify the Stock Exchange and publish an announcement if it believes that the independent non-executive directors and/or the auditors will not be able to issue the aforesaid confirmation.

As the value of the Non-Exempt Continuing Connected Transactions would be restricted by way of the Proposed Cap and the conduct of those transactions would be reviewed by the independent non-executive Directors and auditors of the Company as mentioned above, we are of the view that there exist appropriate measures to govern the future execution of the Non-Exempt Continuing Connected Transactions and to safeguard the interests of the Independent Shareholders.

(B) Refreshment of the Existing General Issue Mandate

1. Reasons for the refreshment of the Existing General Issue Mandate

The Company obtained approval from its shareholders for the grant of the Existing General Issue Mandate at the annual general meeting of the Company held on June 2, 2008, whereby the Directors were authorised to issue and allot a maximum of 3,717,682,713 new Ordinary Shares. On December 24, 2008, the Company issued and allotted, under the Existing General Issue Mandate, 3,699,094,300 new Ordinary Shares to Datang pursuant to the Share Purchase Agreement. As a result, the Existing General Mandate has almost been fully utilised and the Directors would like to seek approval from the Independent Shareholders for the New General Issue Mandate. As at the Latest Practicable Date, there is no controlling Shareholder of the Company. The Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates who as at the Latest Practicable Date in aggregate held approximately 0.44% interest in the Company will abstain from voting on the resolutions relating to the grant of the New General Issue Mandate pursuant to the Listing Rules.

On the basis of 22,327,834,827 Shares in issue as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company until the date of the EGM, the New General Issue Mandate (if granted) will empower the Directors to issue and allot up to a maximum of 4,465,566,965 new Shares. This number has not taken into account any shares that may be “re-issued” consequent upon any share repurchase activities conducted by the Company. The New General Issue Mandate, if granted, would remain effective until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; and (iii) its revocation or variation by ordinary resolutions of the Shareholders in a general meeting of the Company.

The Group is the biggest made-to-order semiconductor chip maker in the PRC and this market is highly capital intensive. For the previous five years from 2004 to 2008, the Group’s capital expenditure has exceeded US$5 billion. For the year ended December 31, 2008, it is estimated that the total capital expenditure would amount to approximately US$670 million. The actual capital expenditure for the nine months ended September 30, 2008 spent by the Group was approximately US$609 million.

Based on the latest published unaudited consolidated financial statements of the Company, cash and cash equivalents of the Group as at September 30, 2008 amounted to approximately US$393 million. The Company has raised net proceeds of approximately HK$1.3 billion from its share placement to Datang completed on December 24, 2008. As a result, the Directors believe that the Group would have sufficient funding to finance its capital expenditure requirements in the near term. However, it is considered in the interest of the Group that the Directors be granted the New General Issue Mandate so that they may be in a position to capture suitable fund raising opportunities that may arise from time to time. Apart from the above, the grant of the New General Issue Mandate would also enable the Company to take opportunities to bring in other strategic investors who would add value to the businesses of the Group, as in the case of the share issue to Datang.

The exercise of the New General Issue Mandate would dilute shareholding of existing shareholders of the Company. Set out below is a summary which shows the shareholding structure of the Company as at the Latest Practicable Date, and for illustrative purpose, the shareholding structure of the Company upon full utilisation of the New General Issue Mandate assuming that there is no change in the issued share capital of the Company from the Latest Practicable Date until the date on which the New General Issue Mandate is fully utilised:

	As at the		Upon full utilisation of
	Latest Practicable Date		the New General Issue
			Mandate
	No. of Shares	Approx. %	No. of Shares	Approx. %
.
Executive and non-executive Directors, chief executive and their respective associates	97,319,500	0.44	97,319,500	0.36
.
Independent Shareholders (as defined in the Circular)
Datang	3,699,094,300	16.57	3,699,094,300	13.81
SIIC	2,253,277,340	10.09	2,253,277,340	8.41
Other public shareholders	16,278,143,687	72.90	16,278,143,687	60.75
	22,230,515,327	99.56	22,230,515,327	82.97
.
Shares to be issued under the New General Issue Mandate	—	—	4,465,566,965	16.67
.
Total	22,327,834,827	100.00	26,793,401,792	100.00

As illustrated above, based on the existing issued shares of the Company, the aggregate shareholding of the Independent Shareholders (as defined in this circular) would decrease from approximately 99.56% to approximately 82.97%, assuming full utilisation of the New General Issue Mandate. In negotiating the terms of the share placements to be made pursuant to the New General Issue Mandate, the Directors would have a fiduciary duty to negotiate fair terms and to conduct any share placements in the interest of the Company and its shareholders as a whole. In deliberating on whether to use the New General Issue Mandate, the Directors would take into account the potential dilution of shareholding of existing Shareholders that may be brought by any share placements. In considering any proposed share issues, the Directors would also consider the pricing and availability of opportunities for other financing alternatives such as debt financing or internal resources, with the aim to achieving an efficient capital structure of the Group. Based on the above and given the volatility of the capital market, we are of the view that the refreshment of the Existing General Issue Mandate is in the interest of the Independent Shareholders as it would give flexibility to the Directors to capture any suitable equity fund raising opportunities that may arise from time to time in a timely manner.

RECOMMENDATION

Based on the above principal factors and reasons, we consider that the terms of the Strategic Cooperation Agreement and the Proposed Cap are fair and reasonable to the Independent Shareholders and that the entering into of the Strategic Cooperation Agreement is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and the Shareholders as a whole. We also consider the refreshment of the Existing General Issue Mandate fair and reasonable to the Independent Shareholders and in the interests of the Company and the Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders, and we ourselves advise the Independent Shareholders, to vote in favour of the resolutions in relation to the Non-Exempt Continuing Connected Transactions, the Proposed Cap and the refreshment of the Existing General Issue Mandate to be proposed at the EGM.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Sylvia Leung
Director

APPENDIX III            ADDITIONAL INFORMATION

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Directors’ interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

			Approximate
			Percentage of
			Aggregate Interests
			to Total Issued
Board Member	Nature of Interest	Number of Shares	Share Capital
.
Richard R. Chang	Personal Interest(1)	38,729,500
	Personal Interest(2)(5)	17,600,000
	Corporate Interest(3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000
Total		97,319,500	0.44%
.
Tsuyoshi Kawanishi	Personal Interest(4)(5)	1,000,000
	Personal Interest(6)	1,500,000
Total		2,500,000	0.011%
.
Henry Shaw (ex independent non-executive director who resigned as of 13 January, 2009)	Personal Interest(4)(5)	1,000,000	0.004%
.
Lip-Bu Tan	Personal Interest(4)(5)	1,000,000	0.004%
.
Yang Yuan Wang	Personal Interest(4)(5)	1,000,000	0.004%

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such Shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

2.	The Compensation Committee has granted Richard R. Chang options to purchase an aggregate of 15,600,000 Ordinary Shares, if fully exercised, and an award of 2,000,000 RSUs (each representing the right to receive one Ordinary Share). As at the Latest Practicable Date, 1,500,000 RSUs had been issued and vested and 500,000 RSUs had been vested but remained unissued.

3.	These ordinary shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

4.	Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 Ordinary Shares at a price per Ordinary Share of US$0.22. These options were fully vested on March 19, 2005 and will expire on November 9, 2009. As at the Latest Practicable Date, these options have not been exercised.

5.	Each Director was granted an option to purchase 500,000 Ordinary Shares at a price per Ordinary Shares of US$0.132. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As at the Latest Practicable Date, these options have not been exercised. Fang Yao (who resigned as non-executive director on August 30, 2007) and Jiang Shang Zhou have declined receipt of such options.

6.	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Ordinary Shares, if fully exercised. As at the Latest Practicable Date, these options have not been exercised.

The shareholdings set forth above excludes Shares beneficially owned by entities affiliated with the Directors. Each of the Directors disclaims beneficial ownership of the Shares beneficially owned by such affiliated entity, except to the extent of such Director’s pecuniary interest therein as disclosed above.

(b) Substantial shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

Name of Shareholder	Number of Shares Owned	Approximate Percentage Owned
.
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	420,008,000 (long position)(1)	1.88% (long position)
	1,833,269,340 (long position)(2)	8.21% (long position)
Total:	2,253,277,340 (long position)	10.09% (long position)
.
Datang	3,699,094,300 (long position)(3)	16.57% (long position)

Notes:

(1) All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(2)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is a wholly-owned subsidiary of Shanghai Industrial Holdings Limited (“SIHL”). SIHL is an indirect non-wholly owned subsidiary of SIIC which holds SIHL’s shares through its subsidiaries, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director as at the Latest Practicable Date, Wang Zheng Gang, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(3) All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31 December 2007, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired by or disposed of or leased to any member of the Group, or are proposed to be acquired by or disposed of or leased to any member of the Group;

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group; and

(c)	the Company’s Chief Executive Officer, Mr. Richard R. Chang, and his wife together hold shareholding interests of less than 0.1% in one of the Company’s customers, Texas Instruments Incorporated.

EXPERT AND CONSENT

Somerley is a corporation licensed under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities. It is the independent financial adviser to the Independent Board Committee and the Independent Shareholders regarding the Strategic Cooperation Agreement (including the Proposed Cap) and the refreshment of the Existing General Issue Mandate.

Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, Somerley was not beneficially interested in the share capital of any member of the Group nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, Somerley did not have any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired by or disposed of or leased by any member of the Group, proposed to be acquired by or disposed of or leased by any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong during normal business hours on any weekday, excluding public holidays, from January 20, 2009 to February 2, 2009 (both days inclusive):

(a) the Strategic Cooperation Agreement;

(b) the Share Purchase Agreement;

(c) the letter from the Independent Board Committee, the text of which is set out in Appendix I to this circular;

(d)	the letter of advice from Somerley to the Independent Board Committee, the text of which is set out in Appendix II to this circular;

(e) the written consent of Somerley referred to in this appendix; and

(f) this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (“EGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on February 3, 2009 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

1. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 1; and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 1 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the resolutions of the shareholders of the Company passed at its annual general meeting held on June 2, 2008), and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution 1:

(i) “Relevant Period” means the period from (and including) the date of passing this Resolution 1 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 1 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company; and

(D)	any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or in connection with the matters contemplated in or relating to the refreshment of the Existing General Issue Mandate as he may consider necessary, desirable or expedient.”

2.	“THAT, conditional on the passing of Resolution 1, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 1 in respect of the share capital of the Company referred to in paragraph (iv) (b) of paragraph (B) of Resolution 1, be and is hereby approved and authorized.”

3. “THAT,

(A)	the Strategic Cooperation Agreement (as defined in the circular of the Company (“Circular”) dated January 16, 2009), a copy of which is tabled at the meeting and marked “A” and initialled by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. be and are hereby approved;

(B)	the Proposed Cap (as defined in the Circular) in relation to the Non-Exempt Continuing Connected Transactions (as defined in the Circular), being a maximum aggregate value of US$100,000,000 for the period commencing on December 24, 2008 and ending on the day on which the Company’s next Annual General Meeting will be held be and is hereby approved; and

(C)	any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the Strategic Cooperation Agreement (including the Proposed Cap) as he may consider necessary, desirable or expedient.”

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, January 16, 2009

Principal place of business:
18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People ´s Republic of China

Registered Office:
P.O. Box 309 GT
Ugland House, George Town
Grand Cayman
Cayman Islands

Members of the Board:
Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from the 26th day of January to the 3rd day of February, 2009 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on February 3, 2009, the record date for the EGM, will be entitled to attend and vote at the EGM.

4.	By Resolutions 1 and 2, approval is being sought from members, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company as more particularly described in Resolutions 1 to 2. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated January 16, 2009 containing the full text of this notice.

5.	By Resolution 3, approval is being sought from members of non-exempt continuing connected transactions in relation to the Strategic Cooperation Agreement dated 24 December, 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated January 16, 2009 containing the full text of this notice.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING
TO BE HELD ON FEBRUARY 3, 2009

I/We (Note 1)            .of            .being the registered holder(s) of (Note 2)      shares, par value of US$0.0004 each, in the capital of SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Notes 3 to 5, inclusive)            of            to act as my/our proxy to attend and vote for me/us at the Extraordinary General Meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on February 3, 2009 at 3:00 p.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company (Note 6).

I/We wish my/our proxy to vote as indicated below in respect of the resolution to be proposed at the meeting. Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to each resolution (Note 7).

ORDINARY RESOLUTIONS		FOR	AGAINST
1.	To refresh the Existing General Issue Mandate for the Company to allot, issue, grant, distribute or otherwise deal with the additional Shares, not exceeding 20% of the
Company’s issued share capital as at the date of passing this Resolution#
2.	To approve, conditional on the passing of Resolution 1, the exercise by the Board of
Directors of the powers referred to in Resolution 1 with respect to the amount of the
Company’s share capital purchased by it, not exceeding 10% of the Company’s issued share capital as of June 2, 2008#
3.	To approve the terms of the Strategic Cooperation Agreement (including the Proposed Cap)#

Dated this      day of      , 2009 Shareholder’s signature      (Note 8)

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The name of all joint holders should be stated.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3.	Please insert the name and address in BLOCK CAPITALS of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint a proxy or, if you are holding more than one share, proxies to attend instead of you and to vote on your behalf on a poll.

5.	As a matter of law, you have the right to appoint separate proxies to represent respectively such number of the shares you hold as you may specify in this proxy form. You are entitled to appoint proxy of your own choice.

6.	The person appointed as proxy may exercise all the rights conferred on proxies under law, regulation or the Articles of Association of the Company.

7.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED “FOR” BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED “AGAINST” BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolution at his discretion. Your proxy will also be entitled to vote or abstain from voting at his discretion on other business (including amendments to resolutions which may be properly put to the meeting).

8.	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf.

9.	Where there are joint registered holders of any share, any one of such person may sign this proxy form and vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. The vote of the senior joint registered holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint registered holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

10.	To be valid, this form of proxy must be completed and deposited at the Company’s Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof.

11.	Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.

12. The proxy need not be a member of the Company but must attend the meeting in person to represent you.

13. ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

# The full text of the Resolution is set out in the Notice of Extraordinary General Meeting.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING ORDINARY SHARES OF
SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Please mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Please refer to the reverse side of this card for the resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

		For	Against		For	Against			For	Against
Resolution 1		[ ]	[ ]	Resolution 2	[ ]	[ ]	Resolution 3		[ ]	[ ]
.
.
.
.
.
					.	Mark box at right if you wish to give a discretionary
proxy to a person designated by the Company.
						PLEASE NOTE: Marking this box voids any other				[ ]
Address Change	[ ]	Mark box and indicate changes/comments below:.				instructions marked above.
.
.
						Sign Below		Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s)
on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Semiconductor Manufacturing International Corporation
Ordinary Resolutions

1.	To refresh the Existing General Issue Mandate for the Company to allot, issue, grant, distribute or otherwise deal with the additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of passing this Resolution #

2.	To approve, conditional on the passing of Resolution 1, the exercise by the Board of Directors of the powers referred to in Resolution 1 with respect to Shares purchased by the Company after the date hereof, not exceeding 10% of the Company’s issued share capital as of June 2, 2008 #

3. To approve the terms of the Strategic Cooperation Agreement (including the Proposed Cap) #

# The full text of the Resolutions are set out in the Notice of Extraordinary General Meeting, a copy of which may be downloaded from the Company’s website at www.smic.com under “Investor Relations” followed by selecting the tab titled “Regulatory Filings” on the left-hand side of the webpage. Unless otherwise defined, capitalized terms shall have the same meanings as defined in the Notice of Extraordinary General Meeting.

Semiconductor Manufacturing International Corporation JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China, on Tuesday, February 3, 2009, at 3:00 p.m., for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 1:00 p.m., January 27, 2009. Only the registered holders of record at the close of business on January 13, 2009, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record as of January 13, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Resolutions at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be received by the Depositary before 1:00 p.m., January 27, 2009.

For more information regarding the Meeting please visit the Company’s website at http://www.smics.com/WebMaintain/jsp/regulatoryENFinalFilings.jsp. If you wish to obtain a hard copy of the Notice of Extraordinary General Meeting free of charge, you may do so by calling JPMorgan Shareholder Service Center at 1 (800) 990-1135 or by emailing jpmorgan.adr@wellsfargo.com.
JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.